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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D. C.  20549



                                 FORM 11-K



/x/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 1993.



/ /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
      For the transition period        to


      Commission file number:         1-5429



               RE CAPITAL CORPORATION EMPLOYEE SAVINGS PLAN

                       (Full title of plan)



                          RE CAPITAL CORPORATION
     Two Stamford Plaza, P.O. Box 10148, Stamford, Connecticut
                              06904-2148

    (Name of Issuer of the Securities Held Pursuant to the Plan and the address of its Principal Executive Office)
















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                                SIGNATURES



     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         RE CAPITAL CORPORATION EMPLOYEE
                         SAVINGS PLAN
                         (Name of Plan)







Date: July 13, 1994      By:/s/ R. Richard Mueller
                            R. Richard Mueller
                            Vice President, Chief Financial
                            Officer and Treasurer of Re
                            Capital Corporation and Member of
                            the Advisory Committee of the
                            Employee Savings Plan of Re
                            Capital Corporation

























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                           Financial Statements
                        and Supplemental Schedules

                          Re Capital Corporation
                           Employee Savings Plan


                  Years ended December 31, 1993 and 1992
                    with Report of Independent Auditors

































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                          Re Capital Corporation
                           Employee Savings Plan

                           Financial Statements
                        and Supplemental Schedules


                  Years ended December 31, 1993 and 1992

                                 Contents

Report of Independent Auditors...............................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............2*
Statements of Changes in Net Assets Available for Benefits...3*
Notes to Financial Statements................................4*

Supplemental Schedules

Schedule of Assets Held for Investment Purposes..............11*
Schedule of Reportable Transactions..........................12*


* Filed under cover of Form SE.


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                      Report of Independent Auditors

Trustees
Re Capital Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of Re Capital Corporation Employee Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993, and of reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

                                              /s/ Ernst & Young

New York, New York
July 11, 1994


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            Consent of Ernst & Young, Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-72440) pertaining to the Re Capital Corporation Employee Savings Plan of our report dated July 11, 1994, with respect to the financial statements and schedules of the Re Capital Corporation Employee Savings Plan included in the Plan's Annual Report (Form 11-K) for the year ended
December 31, 1993.

                                              /s/ Ernst & Young

New York, New York
July 11, 1994